P.A.M. Transportation Services, Inc.
2001 Annual Report





P.A.M.
TRANSPORTATION SERVICES, INC.

"Our Service Makes the Difference"

PE 12/31/01



ARS

*P.A.M. Transportation Services, Inc. is a transportation holding company organized in June 1986 and conducts its truckload carrier operations through its wholly-owned subsidiaries, P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., T.T.X., Inc., Allen Freight Services, Inc. and Decker Transport Co. Inc. The Company is headquartered and maintains its corporate and administrative offices in Tontitown, Arkansas.*



OPERATING REVENUES
(Millions)
113
127
143
207
205
226
1996
1997
1998
1999
2000
2001




NET INCOME
(Millions)
3.312
6.300
8.073
11.269
8.658
10.071
1996
1997
1998
1999
2000
2001




EARNINGS PER SHARE
(Diluted)
0.44
0.76
0.96
1.33
1.02
1.18
1996
1997
1998
1999
2000
2001




OPERATING RATIO
(Percentage)
91.5
89.3
88.1
88.2
90.5
90.6
1996
1997
1998
1999
2000
2001

## TO OUR STOCKHOLDERS:

It is hard to believe that it has already been a year since my last Letter to the Stockholders. In reviewing my last letter to you, I could not help but notice that the tenor of that letter was one of cautious optimism. At that time as I looked back into calendar year 2000, I was cautiously anticipating that fuel prices and the federal interest rates would recede during 2001. At the same time, we were receiving mixed signals concerning the state of the economy. Consumer confidence remained high but factory orders showed signs of weakness. Based on this mixed bag of economic factors, we were unable to confidently forecast the economic climate of 2001.

2001 started out well for PTSI. Driver availability remained high and, as we had accurately anticipated, fuel prices and interest rates began to fall. We were very encouraged because we felt like we were holding our own against the slight downturn in the economy. Then came 9/11. Like everyone else, our lives changed. We will never forget the barbaric and cowardly acts of terrorism exerted against our country. However, in the midst of terror, our country stood tall. We are very proud that several of our employees are members of the various Armed Services Reserves. Many of these employees have been called up to active duty to assist in the protection of our country. We want to personally thank those employees for their patriotic service.

After 9/11, the country and the transportation industry were faced with a set of uncertainties that we had never before faced. The soft economy turned into a full blown recession. There were massive layoffs and slowdowns in the manufacturing sector. Insurance companies estimated that the 9/11 terrorist acts could cost as much as $60 billion. To recoup their losses, the insurance companies increased premiums as much as 300-500%. Not unlike 2000, the transportation industry was dealt another potentially losing hand. A substantial reduction in freight and an alarming increase in insurance premiums forced many motor carriers to file bankruptcy or otherwise go out of business. Calendar year 2001 set a record for the most bankruptcies in the transportation industry.

Despite the overall disappointing economic climate – there was good news. We are very pleased to report that your company performed in an exemplary manner. At a time when many motor carriers experienced significant decreases in revenue and earnings, due to the hard work of our dedicated employees, PTSI actually increased revenues by 10% to $226 million and increased our earnings per share by 15% to $1.18.

In a move designed to improve our ability to offer increased logistics and transportation management services, in the fourth quarter of 2001, we made an offer to purchase the assets of East Coast Transport located in Paulsboro, New Jersey. We are currently in the process of the due diligence analysis preparatory to entering into a definitive agreement.

We feel that we have successfully navigated two consecutive unparalleled storms during 2000 and 2001. We believe that we are in a position to be a leader in the truckload transportation industry. We want to take this opportunity to thank our valued employees for their unyielding efforts during a trying year and to thank our stockholders for their continued support.

Sincerely,

Robert W. Weaver

Robert W. Weaver
President & Chief Executive Officer

[This Page Intentionally Left Blank]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

[ X ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File No. 0-15057

## P.A.M. TRANSPORTATION SERVICES, INC.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Delaware<br>(State or other jurisdiction of incorporation or organization) | 71-0633135<br>(I.R.S. employer identification no.) |

Highway 412 West
P.O. Box 188
Tontitown, Arkansas 72770
(501) 361-9111
(Address of principal executive offices, including zip code, and telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act: None

Securities registered pursuant to section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant on February 15, 2002 was $44,580,135. Solely for the purposes of this response, executive officers, directors and beneficial owners of more than five percent of the registrant's common stock are considered the affiliates of the registrant at that date.

The number of shares outstanding of the issuer's common stock, as of February 15, 2002: 8,626,957 shares of $.01 par value common stock.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held in 2002 are incorporated by reference in answer to Part III of this report, with the exception of information regarding executive officers required under Item 10 of Part III, which information is included in Part I, Item 1.

*This Report contains forward-looking statements, including statements about our operating and growth strategies, our expected financial position and operating results, industry trends, our capital expenditure and financing plans and similar matters. Such forward-looking statements are found under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources," "Business –Operations," "Business – Industry" and "Business – Revenue Equipment." In those and other portions of this Report, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management, and our industry are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about P.A.M. that may cause actual results to differ from these forward-looking statements are described under the headings "Business – Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

*All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.*

*We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.*

*Unless the context otherwise requires, all references in this Annual Report on Form 10-K to "P.A.M.," the "company," "we," "our," or "us" mean P.A.M. Transportation Services, Inc. and its subsidiaries.*

# PART I

## Item 1. Business.

We are a truckload dry van carrier transporting general commodities throughout the continental United States, as well as in the Canadian provinces of Ontario and Quebec. We also provide transportation services in Mexico under agreements with Mexican carriers. Our freight consists primarily of automotive parts, consumer goods, such as general retail store merchandise, and manufactured goods, such as heating and air conditioning units.

P.A.M. Transportation Services, Inc. is a holding company organized under the laws of the State of Delaware in June 1986 which currently conducts operations through the following wholly owned subsidiaries: P.A.M. Transport, Inc. ("P.A.M. Transport"), P.A.M. Special Services, Inc., T.T.X., Inc., P.A.M. Dedicated Services, Inc., P.A.M. Logistics Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Allen Freight Services, Inc. and Decker Transport Co., Inc. Our operating authorities are held by P.A.M. Transport, P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Choctaw Brokerage, Inc., Allen Freight Services, Inc., T.T.X., Inc. and Decker Transport Co., Inc.

We are headquartered and maintain our primary terminal and maintenance facilities and our corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where the support services (including warranty repair services) for most major tractor and trailer equipment manufacturers are readily available.

## Operations

Our business strategy focuses on the following elements:

*Maintaining Dedicated Fleets and High Density Lanes.* We strive to maximize utilization and increase revenue per tractor while minimizing our time and empty miles between loads. In this regard, we seek to provide dedicated equipment to our customers where possible and to concentrate our equipment in defined regions and disciplined traffic lanes. During 2001, approximately 61% of our operating revenues were generated through dedicated equipment and we maintained an empty mile factor of 5.5%. Dedicated fleets and high density lanes enable us to:

- maintain consistent equipment capacity;
- provide a high level of service to our customers, including time-sensitive delivery schedules;
- attract and retain drivers; and
- maintain a sound safety record as drivers travel familiar routes.

*Providing Superior and Flexible Customer Service.* Our wide range of services includes dedicated fleet services, just-in-time delivery, two-man driving teams, cross-docking and consolidation programs, specialized trailers, and Internet-based customer access to delivery status. These services, combined with a decentralized regional operating strategy, allow us to quickly and reliably respond to the diverse needs of our customers, and provide an advantage in securing new business. We also maintain ISO 9002 certification, which is required by many of our larger customers to ensure that their truckload carriers operate in accordance with approved quality assurance standards.

Many of our customers depend on us to make delivery on a "just-in-time" basis, meaning that parts or raw materials are scheduled for delivery as they are needed on the manufacturer's production line. The need for this service is a product of modern manufacturing and assembly methods that are designed to drastically decrease inventory levels and handling costs. Such requirements place a premium on the freight carrier's delivery performance and reliability. Approximately 61% of our deliveries to customers during 2001 were made on a just-in-time basis.

*Employing Stringent Cost Controls.* We focus intently on controlling our costs while not sacrificing customer service. We maintain this balance by scrutinizing all expenditures, minimizing non-driver personnel, operating a late-model fleet of tractors and trailers to minimize maintenance costs and enhance fuel efficiency, and adopting new technology only when proven and cost justified.

*Making Strategic Acquisitions.* We continually evaluate strategic acquisition opportunities, focusing on those that complement our existing business or that could profitably expand our business or services. Our operational integration strategy is to centralize administrative functions of acquired business at our headquarters, while maintaining the localized operations of acquired businesses. We believe that allowing acquired businesses to continue to operate under their pre-acquisition names and in their original regions allows such businesses to maintain driver loyalty and customer relationships.

## Industry

The U.S. market for truck-based transportation services approximates $500 billion in annual revenue. We believe that truckload services, such as those we provide, include approximately $65 billion of for-hire revenues and $80 billion of private fleet revenue. The truckload industry is highly fragmented and is impacted by several economic and business factors, many of which are beyond the control of individual carriers. The state of the economy, coupled with equipment capacity levels, can impact freight rates. Volatility of various operating expenses, such as fuel and insurance, make the predictability of profit levels unclear. Availability, attraction, retention and compensation for drivers affect operating costs, as well as equipment utilization. In addition, the capital requirements for equipment, coupled with potential uncertainty of used equipment values, impact the ability of many carriers to expand their operations.

The current operating environment is characterized by the following:

- Freight rates have remained relatively stable despite the slowing economy, and the low level of truck orders may keep equipment capacity at a favorable position.

- Diesel fuel prices recently have shown significant declines relative to the price spikes experienced in 2000 and 2001. According to the U.S. Department of Energy, average fuel prices were $1.153 per gallon as of February 11, 2002, compared to $1.518 per gallon as of February 12, 2001.

- Rising unemployment has benefited the trucking industry by making it easier to recruit new drivers.

- Price increases by insurance companies and erosion of equipment values in the used truck market offset these positive industry trends.

- In the last two years, many less profitable or undercapitalized carriers have been forced to consolidate or to exit the industry.

Competition

The trucking industry is highly competitive. We compete primarily with other irregular route medium- to long-haul truckload carriers, with private carriage conducted by our existing and potential customers, and, to a lesser extent, with the railroads. Increased competition has resulted from deregulation of the trucking industry and has generally exerted downward pressure on prices. We compete on the basis of quality of service and delivery performance, as well as price. Many of the other irregular route long-haul truckload carriers have substantially greater financial resources, own more equipment or carry a larger total volume of freight.

Marketing and Major Customers

Our marketing emphasis is directed to that segment of the truckload market which is generally service-sensitive, as opposed to being solely price competitive. We seek to become a "core carrier" for our customers in order to maintain high utilization and capitalize on recurring revenue opportunities. Our marketing efforts are diversified and designed to gain access to dedicated fleet services (including those in Mexico and Canada), domestic regional freight traffic, and cross-docking and consolidation programs.

Our marketing efforts are conducted by a sales staff of eight employees who are located in our major markets and supervised from our headquarters. These individuals emphasize profitability by maintaining an even flow of freight traffic (taking into account the balance between originations and destinations in a given geographical area) and high utilization, and minimizing movement of empty equipment.

Our five largest customers, for which we provide carrier services covering a number of geographic locations, accounted for approximately 52%, 55% and 59% of our total revenues in 1999, 2000 and 2001, respectively. General Motors Corporation accounted for approximately 30%, 33% and 40% of our revenues in 1999, 2000 and 2001, respectively.

We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. Approximately 46%, 50% and 55% of our revenues were derived from transportation services provided to the automobile industry during 1999, 2000 and 2001, respectively. This portion of our business, however, is spread over 18 assembly plants and 50 supplier/vendors located throughout North America, which we believe reduces the risk of a material loss of business.

### Revenue Equipment

At December 31, 2001, we operated a fleet of 1,660 tractors and 3,932 trailers. We operate late-model, well-maintained premium tractors to help attract and retain drivers, promote safe operations, minimize maintenance and repair costs, and improve customer service by minimizing service interruptions caused by breakdowns. We evaluate our equipment decisions based on factors such as initial cost, useful life, warranty terms, expected maintenance costs, fuel economy, driver comfort, customer needs, manufacturer support, and resale value. Our current policy is to replace most of our tractors within 500,000 miles, which normally occurs 30 to 48 months after purchase. At December 31, 1,642 of our 1,660 tractors had guaranteed residual buy-back or trade-in values. The following table provides information regarding our tractor and trailer turnover and the age of our fleet over the past three years:

| | 1999 | 2000 | 2001 |
|---|---|---|---|
| Tractors | | | |
| Purchased | 748 | 304 | 505 |
| Disposed | 407 | 359 | 258 |
| End of year total | 1,468 | 1,413 | 1,660 |
| Average age at end of year (in years) | 1.6 | 1.7 | 1.8 |
| Trailers | | | |
| Purchased | 1,191 | 51 | 228 |
| Disposed | 129 | 138 | 55 |
| End of year total | 3,846 | 3,759 | 3,932 |
| Average age at end of year (in years) | 4.0 | 4.7 | 5.3 |

We historically have contracted with owner-operators to provide and operate a small portion of our tractor fleet. Owner-operators provide their own tractors and are responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and taxes. We believe that a combined fleet complements our recruiting efforts and offers greater flexibility in responding to fluctuations in shipper demand.

### Technology

We have installed Qualcomm Omnitracs™ display units in all of our tractors. The Omnitracs system is a satellite-based global positioning and communications system that allows fleet managers to communicate directly with drivers. Drivers can provide location status and updates directly to our computer, saving telephone usage cost and increasing productivity and convenience. The Omnitracs system provides us with accurate estimated time of arrival information, which optimizes load selection and service levels to our customers. In order to lower our tractor-to-trailer ratio, we have also installed

Qualcomm TrailerTracs™ tracking units in all of our trailers. The TrailerTracs system is a tethered trailer tracking product that enables us to more efficiently track the location of all trailers in our inventory as they connect to and disconnect from Qualcomm-equipped tractors.

Our computer system manages the information provided by the Qualcomm devices to provide us real-time information regarding the location, status and load assignment of all of our equipment, which permits us to better meet delivery schedules, respond to customer inquiries and match equipment with the next available load. Our system also provides electronically to our customers real-time information regarding the status of freight shipments and anticipated arrival times. This system provides our customers flexibility and convenience by extending supply chain visibility through electronic data interchange, the Internet and e-mail.

Maintenance

We have a strictly enforced comprehensive preventive maintenance program for our tractors and trailers. Inspections and various levels of preventive maintenance are performed at set mileage intervals on both tractors and trailers. Although a significant portion of maintenance is performed at our primary maintenance facility in Tontitown, Arkansas, we have additional maintenance facilities in Jacksonville, Florida; Effingham, Illinois; Columbia, Mississippi; Springfield, Missouri; Riverdale, New Jersey; Warren and Willard, Ohio; Oklahoma City, Oklahoma; and El Paso, Irving and Laredo, Texas. These facilities enhance our preventive and routine maintenance operations and are strategically located on major transportation routes where a majority of our freight originates and terminates. A maintenance and safety inspection is performed on all vehicles each time they return to a terminal.

Our tractors carry full warranty coverage for at least three years or 350,000 miles. Extended warranties are negotiated with the tractor manufacturer and manufacturers of major components, such as engine, transmission and differential, for up to four years or 500,000 miles. Trailers are also warranted by the manufacturer and major component manufacturers for up to five years.

Drivers

At December 31, 2001, we utilized 2,012 company drivers in our operations. We also had 135 owner-operators under contract compensated on a per mile basis. All of our drivers are recruited, screened, drug tested and trained and are subject to the control and supervision of our operations and safety departments. Our driver training program stresses the importance of safety and reliable, on-time delivery. Drivers are required to report to their driver managers daily and at the earliest possible moment when any condition en route occurs that might delay their scheduled delivery time.

In addition to strict application screening and drug testing, before being permitted to operate a vehicle our drivers must undergo classroom instruction on our policies and procedures, safety techniques as taught by the Smith System of Defensive Driving, and the proper operation of equipment, and must pass both written and road tests. Instruction in defensive driving and safety techniques continues after hiring, with seminars at our terminals in Tontitown, Arkansas; Jacksonville, Florida; Riverdale, New Jersey; Warren, Ohio; Oklahoma City, Oklahoma; and Irving, Texas. At December 31, 2001, we employed 56 persons on a full-time basis in our driver recruiting, training and safety instruction programs.

Our drivers are compensated on the basis of miles driven, loading and unloading, extra stops and layovers in transit. Drivers can earn bonuses by recruiting other qualified drivers who become employed by us and both cash and non-cash prizes are awarded for consecutive periods of safe, accident-free driving.

Intense competition in the trucking industry for qualified drivers over the last several years, along with difficulties and added expense in recruiting and retaining qualified drivers, has had a negative impact on the industry. Our operations have also been impacted and from time to time we have experienced under-utilization and increased expenses due to a shortage of qualified drivers. We place a high priority on the recruitment and retention of an adequate supply of qualified drivers.

### Facilities

We are headquartered and maintain our primary terminal, maintenance facilities and corporate and administrative offices in Tontitown, Arkansas, which is located in northwest Arkansas, a major center for the trucking industry and where support services, including warranty repair services, for most major tractor and trailer equipment manufacturers are readily available. We also maintain dispatch offices at our headquarters in Tontitown, Arkansas, as well as at our offices in Jacksonville, Florida; Breese, Illinois; Columbia, Mississippi; Warren and Willard, Ohio; Oklahoma City, Oklahoma; Riverdale, New Jersey; and Irving and Laredo, Texas. These regional dispatch offices facilitate communications with both our customers and drivers.

### Employees

At December 31, 2001, we employed 2,424 persons, of whom 2,012 were drivers, 127 were maintenance personnel, 126 were employed in operations, 31 were employed in marketing, 56 were employed in safety and personnel, and 72 were employed in general administration and accounting. None of our employees are represented by a collective bargaining unit and we believe that our employee relations are good.

### Regulation

We are a common and contract motor carrier regulated by various federal and state agencies. We are subject to safety requirements prescribed by the U.S. Department of Transportation ("DOT"). Such matters as weight and dimension of equipment are also subject to federal and state regulations. All of our drivers are required to obtain national driver's licenses pursuant to the regulations promulgated by the DOT. Also, DOT regulations impose mandatory drug and alcohol testing of drivers. We believe that we are in compliance in all material respects with applicable regulatory requirements relating to our trucking business and operate with a "satisfactory" rating (the highest of three grading categories) from the DOT.

The trucking industry is subject to possible regulatory and legislative changes (such as increasingly stringent environmental, safety and security regulations and limits on vehicle weight and size) that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. These types of future regulations could unfavorably affect our operations.

## Executive Officers

Our executive officers are as follows:

| Name | Age | Position with Company | Years of Service with P.A.M. |
|---|---|---|---|
| Robert W. Weaver | 51 | President and Chief Executive Officer | 19 |
| W. Clif Lawson | 48 | Executive Vice President and Chief Operating Officer | 17 |
| Larry J. Goddard | 43 | Vice President – Finance, Chief Financial Officer, Secretary and Treasurer | 14 |

Each of our executive officers has held his present position with the company for the last five years. We have entered into employment agreements with our executive officers with terms extending through 2004.

## Risk Factors

Set forth below and elsewhere in this Report and in other documents we file with the SEC are risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Report.

*Our business is subject to general economic and business factors that are largely out of our control, any of which could have a material adverse effect on our operating results.*

Our business is dependent upon a number of factors that may have a material adverse effect on the results of our operations, many of which are beyond our control. These factors include significant increases or rapid fluctuations in fuel prices (which affected our operating performance in 2000 and 2001), excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees, insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors.

We are also affected by recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries, such as the automotive industry, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the medium- or long-term effects of the September 11, 2001 terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations.

*We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.*

Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

- we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment and greater capital resources than we do;

- some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business;

- many customers reduce the number of carriers they use by selecting so-called "core carriers" as approved service providers, and in some instances we may not be selected;

- many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors;

- the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size and with whom we may have difficulty competing;

- advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

- competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and

- economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

*We are highly dependent on our major customers, the loss of one or more of which could have a material adverse effect on our business.*

A significant portion of our revenue is generated from our major customers. For 2001, our top five customers, based on revenue, accounted for approximately 59% of our revenue, and our largest customer, General Motors Corporation, accounted for approximately 40% of our revenue. We also provide transportation services to other manufacturers who are suppliers for automobile manufacturers. As a result, concentration of our business within the automobile industry is greater than the concentration in a single customer. Approximately 55% of our revenues for 2001 were derived from transportation services provided to the automobile industry.

Generally, we do not have long-term contractual relationships with our major customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by our major customers could have a material adverse effect on our business and operating results.

*We may be unable to successfully integrate businesses we acquire into our operations.*

Integrating businesses we acquire may involve unanticipated delays, costs or other operational or financial problems. Successful integration of the businesses we acquire depends on a number of factors, including our ability to transition acquired companies to our management information systems. In integrating businesses we acquire, we may not achieve expected economies of scale or profitability or realize sufficient revenues to justify our investment. We also face the risk that an unexpected problem at one of the companies we acquire will require substantial time and attention from senior management, diverting management's attention from other aspects of our business. We cannot be certain that our management and operational controls will be able to support us as we grow.

*Ongoing insurance and claims expenses could significantly reduce our earnings.*

After several years of aggressive pricing, insurance carriers have begun to raise premiums for most trucking companies. We experienced an increase of approximately $1.0 million in insurance premiums for 2002 and could experience an additional increase in our insurance and claims expense after our current coverage expires in December 2002. If these expenses increase, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

*Difficulty in attracting drivers could affect our profitability and ability to grow.*

Periodically, the transportation industry experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced under-utilization and increased expenses due to a shortage of qualified drivers. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package or let trucks sit idle, which could adversely affect our growth and profitability.

*If we are unable to retain our key employees, our business, financial condition and results of operations could be harmed.*

We are highly dependent upon the services of the following key employees: Robert W. Weaver, our President and Chief Executive Officer; W. Clif Lawson, our Executive Vice President and Chief Operating Officer; and Larry J. Goddard, our Vice President and Chief Financial Officer. We do not maintain key-man life insurance on any of these executives. The loss of any of their services could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our operations and continuing our growth. We cannot assure you that we will be able to do so.

*Increased prices for new revenue equipment and decreases in the value of used revenue equipment may adversely affect our earnings and cash flows.*

In the past, we have acquired new tractors and trailers at favorable prices and traded or disposed of them at prices significantly higher than current market values. There is currently a large supply of used tractors and trailers on the market, which has depressed the market value of used equipment to levels significantly below the values we historically received. In addition, some manufacturers have communicated their intention to raise the prices of new equipment. If either or both of these events occur, we may increase our depreciation expense or recognize less gain (or a loss) on the disposition of our tractors and trailers. This could adversely affect our earnings and cash flows.

*We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations.*

The trucking industry is very capital intensive. If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements, or operate our revenue equipment for longer periods, any of which could have a material adverse affect on our profitability.

*Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.*

We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks, and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination could occur. We also maintain bulk fuel storage and fuel islands at three of our facilities. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

*We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.*

The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

## Item 2. Properties.

Our executive offices and primary terminal facilities, which we own, are located in Tontitown, Arkansas. These facilities are located on approximately 49.3 acres and consist of 79,193 square feet of office space and maintenance and storage facilities.

Our subsidiaries lease terminal facilities in Jacksonville, Florida; Springfield, Missouri; Riverdale, New Jersey; Warren, Ohio; Oklahoma City, Oklahoma; and Laredo, and El Paso, Texas; our terminal facilities in Columbia, Mississippi; Irving, Texas; and Willard, Ohio are owned. The leased facilities are leased primarily on a month-to-month basis, and provide on-the-road maintenance and trailer drop and relay stations.

We also have access to trailer drop and relay stations in various locations across the country. We lease certain of these facilities on a month-to-month basis from an affiliate of our majority shareholder.

We believe that all of the properties that we own or lease are suitable for their purposes and adequate to meet our needs.

## Item 3. Legal Proceedings.

The nature of the our business routinely results in litigation, primarily involving claims for personal injuries and property damage incurred in the transportation of freight, and we believe all such litigation is adequately covered by insurance and that adverse results in one or more of those cases would not have a material adverse effect on our financial condition.

## Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our security holders during the fourth quarter ended December 31, 2001.

# PART II

## Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Our common stock is traded on the Nasdaq National Market under the symbol PTSI. The following table sets forth, for the fiscal quarters indicated, the range of the high and low sales price per share for our common stock as quoted on the Nasdaq National Market.

| Fiscal Year Ended December 31, 2001 | High | Low |
|---|---|---|
| First Quarter | $ 9.84 | $ 7.00 |
| Second Quarter | 10.00 | 5.88 |
| Third Quarter | 12.00 | 9.10 |
| Fourth Quarter | 12.85 | 8.60 |

| Fiscal Year Ended December 31, 2000 | High | Low |
|---|---|---|
| First Quarter | $ 11.44 | $ 8.50 |
| Second Quarter | 11.00 | 8.00 |
| Third Quarter | 10.63 | 8.25 |
| Fourth Quarter | 10.00 | 7.63 |

As of February 7, 2002, there were approximately 260 holders of record of our common stock. We have not declared or paid any cash dividends on our common stock. The policy of our board of directors is to retain earnings for the expansion and development of our business. Future dividend policy and the payment of dividends, if any, will be determined by the board of directors in light of circumstances then existing, including our earnings, financial condition and other factors deemed relevant by the board.

## Item 6. Selected Financial Data.

The following selected financial and operating data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere herein.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | *(in thousands, except per share amounts)* | | | | |
| **Statement of operations data:** | | | | | |
| Operating revenues | $225,794 | $205,245 | $207,381 | $143,164 | $127,211 |
| Operating expenses: | | | | | |
| Salaries, wages and benefits | 100,359 | 90,680 | 90,248 | 65,169 | 57,662 |
| Operating supplies | 43,289 | 37,728 | 35,246 | 26,511 | 24,666 |
| Rent and purchased transportation | 10,526 | 12,542 | 13,309 | 1,082 | 1,655 |
| Depreciation and amortization | 20,300 | 18,806 | 18,392 | 14,003 | 12,995 |
| Operating taxes and licenses | 11,936 | 11,140 | 11,334 | 8,388 | 7,581 |
| Insurance and claims | 10,202 | 8,674 | 7,945 | 6,069 | 5,571 |
| Communications and utilities | 2,320 | 2,234 | 2,365 | 1,583 | 1,001 |
| Other | 4,707 | 3,756 | 4,388 | 3,131 | 2,394 |
| (Gain) loss on sale or disposal of property | 886 | 285 | (301) | 168 | 71 |
| Total operating expenses | 204,525 | 185,845 | 182,926 | 126,104 | 113,596 |
| Operating income | 21,269 | 19,400 | 24,455 | 17,060 | 13,615 |
| Interest expense | (4,477) | (5,048) | (5,650) | (3,830) | (3,423) |
| Other | – | – | – | 1 | – |
| Income before income taxes | 16,792 | 14,352 | 18,805 | 13,231 | 10,192 |
| Income taxes | 6,721 | 5,694 | 7,536 | 5,158 | 3,892 |
| Net income | $10,071 | $8,658 | $11,269 | $8,073 | $6,300 |
| Earnings per common share: | | | | | |
| Basic | $1.18 | $1.02 | $1.34 | $0.97 | $0.77 |
| Diluted | $1.18 | $1.02 | $1.33 | $0.96 | $0.76 |
| Average common shares outstanding – Basic | 8,522 | 8,455 | 8,393 | 8,306 | 8,192 |
| Average common shares outstanding – Diluted[(1)] | 8,550 | 8,518 | 8,488 | 8,444 | 8,290 |

(1) Diluted income per share for 2001, 2000, 1999, 1998 and 1997 assumes the exercise of stock options to purchase an aggregate of 107,369, 208,602, 262,097, 317,040 and 347,850 shares of common stock, respectively.

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| | | | At December 31, | | |
| **Balance Sheet Data:** | | | *(in thousands)* | | |
| Total assets | $182,516 | $ 164,518 | $ 168,961 | $ 126,471 | $ 100,688 |
| Long-term debt | 47,023 | 42,073 | 55,617 | 44,816 | 28,226 |
| Stockholders' equity | 72,597 | 62,210 | 53,365 | 41,457 | 33,162 |

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| | | | Year ended December 31, | | |
| **Operating Data:** | | | | | |
| Operating ratio [1] | 90.6% | 90.5% | 88.2% | 88.1% | 89.3% |
| Average number of truckloads per week | 5,399 | 5,169 | 4,885 | 3,425 | 2,874 |
| Average miles per trip | 769 | 713 | 734 | 767 | 786 |
| Total miles traveled (in thousands) | 204,303 | 183,476 | 186,355 | 131,847 | 115,622 |
| Average miles per tractor | 131,554 | 128,936 | 128,966 | 125,569 | 125,404 |
| Average revenue per tractor per day | $ 591 | $ 579 | $ 570 | $ 543 | $ 539 |
| Average revenue per loaded mile | $ 1.17 | $ 1.18 | $ 1.18 | $ 1.15 | $ 1.17 |
| Empty mile factor | 5.5% | 5.6% | 5.4% | 5.5% | 5.8% |
| At end of period: | | | | | |
| Total company-owned/leased tractors | 1,660 [2] | 1,413 [3] | 1,468 [4] | 1,127 [5] | 975 [5] |
| Average age of all tractors (in years) | 1.81 | 1.72 | 1.64 | 1.74 | 1.94 |
| Total trailers | 3,932 | 3,759 | 3,846 [6] | 2,784 [7] | 2,678 [8] |
| Average age of trailers (in years) | 5.31 | 4.66 | 3.97 | 3.31 | 2.85 |
| Number of employees | 2,424 | 2,154 | 1,899 | 1,656 | 1,446 |

(1) Total operating expenses as a percentage of total operating revenues.
(2) Includes 135 owner operator tractors.
(3) Includes 117 owner operator tractors.
(4) Includes 148 owner operator tractors.
(5) Includes 94 owner operator tractors.
(6) Includes 21 trailers leased from an affiliate of our majority shareholder.
(7) Includes 46 trailers leased from an affiliate of our majority shareholder.
(8) Includes 66 trailers leased from an affiliate of our majority shareholder.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following table sets forth the percentage relationship of revenue and expense items to operating revenues for the periods indicated.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Operating revenues | 100.0% | 100.0 % | 100.0 % |
| Operating expenses: | | | |
| Salaries, wages and benefits | 44.4 | 44.2 | 43.5 |
| Operating supplies | 19.2 | 18.4 | 17.0 |
| Rent and purchased transportation | 4.7 | 6.1 | 6.4 |
| Depreciation and amortization | 9.0 | 9.2 | 8.9 |
| Operating taxes and licenses | 5.3 | 5.4 | 5.5 |
| Insurance and claims | 4.5 | 4.2 | 3.8 |
| Communications and utilities | 1.0 | 1.1 | 1.1 |
| Other | 2.1 | 1.8 | 2.1 |
| (Gain) loss on sale or disposal of property | 0.4 | 0.1 | (0.1) |
| Total operating expenses | 90.6 | 90.5 | 88.2 |
| Operating income | 9.4 | 9.5 | 11.8 |
| Interest expense | (2.0) | (2.5) | (2.7) |
| Income before income taxes | 7.4 | 7.0 | 9.1 |
| Federal and state income taxes | 3.0 | 2.8 | 3.6 |
| Net income | 4.4% | 4.2 % | 5.5 % |

## Results of Operations

### 2001 Compared to 2000

For the year ended December 31, 2001, our revenues were $226.0 million as compared to $205.2 million for the year ended December 31, 2000. The increase relates primarily to an increase in the average number of tractors, from 1,423 in 2000 to 1,553 in 2001, and an increase in our utilization (revenue per tractor per work day), which increased 2.1%, from $579 in 2000 to $591 in 2001.

Operating supplies and expenses increased from 18.4% of revenues in 2000 to 19.2% of revenues in 2001. The increase relates to an increase in fuel costs of 0.3% of revenues, net of a fuel surcharge passed to customers, and an increase of 0.5% of revenues in equipment repair costs.

Rent and purchased transportation decreased from 6.1% of revenues in 2000 to 4.7% of revenues in 2001. The decrease relates primarily to a decrease in amounts paid to other transportation companies in the form of brokerage fees.

Insurance and claims increased from 4.2% of revenues in 2000 to 4.5% of revenues in 2001. The increase relates primarily to an increase in rates for auto liability insurance coverage.

Loss on sale or disposal of property increased from 0.1% of revenues in 2000 to 0.4% of revenues in 2001. This increase is primarily the result of a one-time write-down in the amount of $304,810, net of tax, of the value of the tractors and trailers that we acquired in the Decker Transport Co. Inc. acquisition, which, unlike the rest of our tractors, do not have guaranteed residual resale or trade-in values.

Our effective tax rate increased from 39.7% in 2000 to 40.0% in 2001, which, combined with increased revenues, resulted in an increase in the provision for income taxes from $5.7 million in 2000 to $6.7 million in 2001.

Net income increased to $10.1 million, or 4.4% of revenues, in 2001 from $8.6 million, or 4.2% of revenues in 2000, representing an increase in diluted net income per share to $1.18 in 2001 from $1.02 in 2000.

### 2000 Compared to 1999

For the year ended December 31, 2000, revenues were $205 million as compared to $207 million for the year ended December 31, 1999. The decrease relates primarily to a decrease in the average number of tractors from 1,445 in 1999 to 1,423 in 2000. The decrease in revenue from fewer tractors was partially offset by an increase in our utilization (revenue per tractor per work day) which increased 1.6% from $570 in 1999 to $579 in 2000.

Our operating ratio increased from 88.2% in 1999 to 90.5% in 2000.

Salaries, wages and benefits increased from 43.5% of revenues in 1999 to 44.2% of revenues in 2000. The increase relates primarily to an increase in driver pay packages early in the third quarter of 2000.

Operating supplies and expenses increased from 17.0% of revenues in 1999 to 18.4% of revenues in 2000. The increase relates primarily to an increase in fuel costs of 1.3% of revenues net of a fuel surcharge passed to customers.

Insurance and claims increased from 3.8% of revenues in 1999 to 4.2% of revenues in 2000. The increase relates primarily to an increase in rates for auto liability insurance coverage.

Our effective tax rate decreased from 40.1% in 1999 to 39.7% in 2000.

Net income decreased to $8.6 million, or 4.2% of revenues, in 2000 from $11.3 million, or 5.5% of revenues in 1999, representing a decrease in diluted net income per share to $1.02 in 2000 from $1.33 in 1999.

Liquidity and Capital Resources

During 2001, we generated $31.4 million in cash from operating activities compared to $32.5 million and $39.6 million in 2000 and 1999, respectively. Investing activities used $36.7 million in cash during 2001 compared to $17.7 million and $47.8 million in 2000 and 1999, respectively. The cash used in all three years related primarily to the purchase of revenue equipment (tractors and trailers) used in our operations. Financing activities generated $5.7 million in cash during 2001 compared to cash used in financing activities of $17.8 million in 2000 and cash generated by financing activities of $5.8 million in 1999. In all three years, the cash used as generated in financing activities was primarily from long-term borrowings incurred to finance the purchase of revenue equipment used in our operations.

Our primary use of funds is for the purchase of revenue equipment. We typically finance the acquisition of revenue equipment through installment notes with fixed interest rates and terms ranging from 36 to 48 months. At December 31, 2001, we had outstanding indebtedness under such installment notes of $32.9 million. As of February 15, 2002, we had $31.0 million in outstanding indebtedness under installment notes, with various maturity dates through March 1, 2005. The weighted average interest rates on these installment notes were 6.73%, 6.75% and 6.32% for 1999, 2000 and 2001, respectively.

We also maintain two $20.0 million revolving lines of credit (Line A and Line B) with separate financial institutions. Amounts outstanding under Line A bear interest at LIBOR (on the first day of the month) plus 1.40%, are secured by our accounts receivable and mature on May 31, 2003. At December 31, 2001, $11.9 million was outstanding under Line A and at February 15, 2002, $14.4 million was outstanding under Line A (including $2.9 million in letters of credit), with availability to borrow $5.6 million. Amounts outstanding under Line B bear interest at LIBOR (on the last day of the previous month) plus 1.15%, are secured by revenue equipment and mature on November 30, 2003. At December 31, 2001 and February 15, 2002, Line B was fully utilized with $20.0 million outstanding. In an effort to reduce interest rate risk associated with these floating rate facilities, we have entered into interest rate swap agreements in an aggregate notional amount of $20.0 million. For additional information regarding the interest rate swap agreements, see Item 7A of this Report.

We occasionally use our existing lines of credit on an interim basis, in addition to cash flows from operations, to finance capital expenditures and repay long-term debt. Although we typically utilize long-term installment notes to finance purchases of revenue equipment, during 2000 and 2001, we utilized cash on hand and our lines of credit to finance revenue equipment purchases for an aggregate of $28.8 million and $39.4 million, respectively.

On February 20, 2002, we filed a registration statement for the public sale of 3,475,000 shares of our common stock, representing 2,100,000 shares to be sold by us and 1,375,000 shares to be sold by certain of our stockholders. If the offering is completed, we expect to receive net proceeds from the 2,100,000 shares proposed to be sold by us, after deducting underwriting commissions and estimated expenses, of approximately $39 million (we will not receive any proceeds from the sale of shares by the selling stockholders). We intend to use approximately $31.0 million of the proceeds to repay all amounts outstanding under installment notes and approximately $8 million to reduce our indebtedness under Line A.

For 2002, we expect to purchase approximately 465 new tractors and approximately 280 trailers while continuing to sell or trade older equipment, which we expect to result in net capital expenditures of approximately $23.9 million. We are also in the process of expanding our corporate headquarters at our main facility in Tontitown, Arkansas. We expect the expansion to cost approximately $2.3 million, which we expect to finance from cash on hand and advances under Line A.

On January 18, 2002, we entered into a non-binding letter of intent to purchase for cash certain assets of East Coast Transport, Inc., a freight brokerage operation based in Paulsboro, New Jersey. Consummation of the transaction is subject to the satisfactory completion of a due diligence investigation, negotiation of a definitive agreement and receipt of various regulatory approvals. If the transaction is completed, we do not expect the ultimate purchase price to have a material impact on our liquidity or financial condition.

Regardless of whether we consummate the proposed acquisition of East Coast Transport or the proposed public stock offering, we expect that our working capital and available credit under our credit lines will be sufficient to meet our capital commitments and fund our operating needs for at least the next twelve months.

Insurance

Auto liability and collision coverage are subject to a $2,500 deductible per occurrence while cargo loss coverage has a $5,000 deductible. We maintain a reserve for estimated losses for claims incurred, and maintain a reserve for claims incurred but not reported (based on our historical experience). We are insured for workers' compensation claims in excess of $350,000. We have reserved for estimated losses to pay such claims as incurred as well as claims incurred but not reported. We have not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation reserves. Letters of credit are held by a bank as security for workers' compensation claims in Arkansas, Oklahoma, Mississippi, and Florida, and two letters of credit are held by a bank for auto liability claims.

Insurance carriers have recently begun to raise premiums for most trucking companies. We experienced an increase of approximately $1.0 million in insurance premiums for 2002 and could experience additional increases after our current coverage expires in December 2002.

Seasonality

Our revenues do not exhibit a significant seasonal pattern, due primarily to our varied customer mix. Operating expenses can be somewhat higher in the winter months, primarily due to decreased fuel efficiency and increased maintenance costs associated with inclement weather. In addition, the automobile plants for which we transport a large amount of freight typically utilize scheduled shutdowns of two weeks in July and one week in December and the volume of freight we ship is reduced during such scheduled plant shutdowns.

Inflation

Inflation has an impact on most of our operating costs. Recently, the effect of inflation has been minimal.

Competition for drivers has increased in recent years, leading to increased labor costs. While increases in fuel and driver costs affect our operating costs, the effects of such increases are not greater for us than for other trucking concerns.

## Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

Our primary market risk exposures include commodity price risk (the price paid to obtain diesel fuel for our tractors) and interest rate risk. The potential adverse impact of these risks and the general strategies we employ to manage such risks are discussed below.

The following sensitivity analyses do not consider the effects that an adverse change may have on the overall economy nor do they consider additional actions we may take to mitigate our exposure to such changes. Actual results of changes in prices or rates may differ materially from the hypothetical results described below.

### Commodity Price Risk

Prices and availability of all petroleum products are subject to political, economic and market factors that are generally outside of our control. Accordingly, the price and availability of diesel fuel, as well as other petroleum products, can be unpredictable. Because our operations are dependent upon diesel fuel, significant increases in diesel fuel costs could materially and adversely affect our results of operations and financial condition. For 2001 and 2000, fuel expenses represented 15.7% and 16.1%, respectively, of our total operating expenses. Based upon our 2001 fuel consumption, a 10% increase in the average annual price per gallon of diesel fuel would increase our annual fuel expenses by $3.2 million.

In August 2000 and July 2001, we entered into agreements to obtain price protection and reduce a portion of our exposure to fuel price fluctuations. Under these agreements, we were obligated to purchase minimum amounts of diesel fuel per month, with a price protection component, for the six month periods ended March 31, 2001 and February 28, 2002. The agreements also provide that if during the 48 months commencing April 2001, the price of heating oil on the New York Mercantile Exchange ("NY MX HO") falls below $.58 per gallon, we are obligated to pay, for a maximum of twelve different months selected by the contract holder during such 48-month period, the difference between $.58 per gallon and NY MX HO average price, multiplied by 900,000 gallons. Accordingly, in any month in which the holder exercises such right, we would be obligated to pay the holder $9,000 for each cent by which $.58 exceeds the average NY MX HO price for that month. For example, the NY MX HO average price during February 2002 was approximately $.54, and if the holder were to exercise its payment right, we would be obligated to pay the holder approximately $36,000. In addition, if during any month in the twelve-month period commencing January 2005, the average NY MX HO is below $.58 per gallon, we will be obligated to pay the contract holder the difference between $.58 and the average NY MX HO price for such month, multiplied by 1,000,000 gallons.

### Interest Rate Risk

Our two $20.0 million lines of credit each bear interest at a floating rate equal to LIBOR plus a fixed percentage. Accordingly, changes in LIBOR, which are effected by changes in interest rates generally, will affect the interest rate on, and therefore our costs under, the lines of credit. In an effort to manage the risks associated with changing interest rates, we entered into interest rate swap agreements effective February 28, 2001 and May 31, 2001, on notional amounts of $15,000,000 and $5,000,000, respectively. The "pay fixed rates" under the $15,000,000 and $5,000,000 swap agreements are 5.08% and 4.83%, respectively. The "receive floating rate" for both swap agreements is "1-month" LIBOR.

These interest rate swap agreements terminate on March 2, 2006 and June 2, 2006, respectively. Assuming $20.0 million of variable rate debt was outstanding under each of Line A and Line B for a full fiscal year, a hypothetical 100 basis point increase in LIBOR would result in approximately $200,000 of additional interest expense, net of the effect of the swap agreements. For additional information with respect to the interest rate swap agreements, see Note 10 to our consolidated financial statements.

## Item 8. Financial Statements and Supplementary Data.

The following statements are filed with this report:

Report of Independent Public Accountants

Consolidated Balance Sheets - December 31, 2001 and 2000

Consolidated Statements of Income - Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Shareholders' Equity - Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows - Years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
P.A.M. Transportation Services, Inc.:

We have audited the accompanying consolidated balance sheets of P.A.M. Transportation Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P.A.M. Transportation Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Tulsa, Oklahoma
February 21, 2002

## P.A.M. TRANSPORTATION SERVICES, INC.

## CONSOLIDATED BALANCE SHEETS
(thousands, except shares and par value)

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 896 | $ 485 |
| Accounts receivable: | | |
| Trade | 24,327 | 23,291 |
| Other | 744 | 640 |
| Operating supplies and inventories | 255 | 71 |
| Prepaid expenses and deposits | 3,980 | 3,426 |
| Deferred income taxes | 472 | 401 |
| Income taxes refundable | 393 | 628 |
| Total current assets | 31,067 | 28,942 |
| Property and equipment: | | |
| Land | 2,237 | 1,337 |
| Structures and improvements | 4,336 | 3,158 |
| Revenue equipment | 198,482 | 173,512 |
| Service vehicles | 595 | 583 |
| Office furniture and equipment | 6,252 | 6,046 |
| | 211,902 | 184,636 |
| Accumulated depreciation | (70,190) | (59,308) |
| | 141,712 | 125,328 |
| Other assets: | | |
| Excess of cost over net assets acquired, net of amortization (2001—$1,782; 2000—$1,378) | 8,102 | 8,506 |
| Non-competition agreements, net of accumulated amortization (2001—$392; 2000—$261) | — | 131 |
| Other | 1,635 | 1,611 |
| | 9,737 | 10,248 |
| Total assets | $182,516 | $164,518 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Trade accounts payable | $ 7,800 | $ 10,610 |
| Accrued expenses | 8,722 | 8,074 |
| Current portion of long-term debt | 17,692 | 17,753 |
| Total current liabilities | 34,214 | 36,437 |
| Long-term debt, less current portion | 47,023 | 42,073 |
| Deferred income taxes | 28,682 | 23,798 |
| Shareholders' equity: | | |
| Preferred stock, $.01 par value: 10,000,000 shares authorized; none issued and outstanding at December 31, 2001 and 2000 | — | — |
| Common stock, $.01 par value: 20,000,000 shares authorized; 8,611,957 and 8,469,657 shares issued and outstanding at December 31, 2001 and 2000 | 86 | 85 |
| Additional paid-in capital | 20,461 | 19,638 |
| Accumulated other comprehensive loss | (508) | — |
| Retained earnings | 52,558 | 42,487 |
| Total shareholders' equity | 72,597 | 62,210 |
| Total liabilities and shareholders' equity | $182,516 | $164,518 |

See accompanying notes.

P.A.M. TRANSPORTATION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
(thousands, except per share data)

| | Year ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Operating revenues | $225,794 | $205,245 | $207,381 |
| Operating expenses and costs: | | | |
| Salaries, wages and benefits | 100,359 | 90,680 | 90,248 |
| Operating supplies and expenses | 43,289 | 37,728 | 35,246 |
| Rents and purchased transportation | 10,526 | 12,542 | 13,309 |
| Depreciation and amortization | 20,300 | 18,806 | 18,392 |
| Operating taxes and licenses | 11,936 | 11,140 | 11,334 |
| Insurance and claims | 10,202 | 8,674 | 7,945 |
| Communications and utilities | 2,320 | 2,234 | 2,365 |
| Other | 4,707 | 3,756 | 4,388 |
| (Gain) loss on sale or disposal of equipment | 886 | 285 | (301) |
| | 204,525 | 185,845 | 182,926 |
| Operating income | 21,269 | 19,400 | 24,455 |
| Interest expense | (4,477) | (5,048) | (5,650) |
| Income before income taxes | 16,792 | 14,352 | 18,805 |
| Federal and state income taxes: | | | |
| Current | 1,301 | 1,056 | 2,107 |
| Deferred | 5,420 | 4,638 | 5,429 |
| | 6,721 | 5,694 | 7,536 |
| Net income | $ 10,071 | $ 8,658 | $ 11,269 |
| Earnings per common share: | | | |
| Basic | $ 1.18 | $ 1.02 | $ 1.34 |
| Diluted | $ 1.18 | $ 1.02 | $ 1.33 |
| Average common shares outstanding: | | | |
| Basic | 8,522 | 8,455 | 8,393 |
| Diluted | 8,550 | 8,518 | 8,488 |

See accompanying notes.

## P.A.M. TRANSPORTATION SERVICES, INC.

### CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(thousands)

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive | Total |
|---|---|---|---|---|---|
| Balances at December 31, 1998 | $ 83 | $18,814 | $22,560 | $ — | $41,457 |
| Net income | — | — | 11,269 | — | 11,269 |
| Exercise of stock options—shares issued | 1 | 488 | — | — | 489 |
| Tax benefits of stock options | — | 150 | — | — | 150 |
| Balances at December 31, 1999 | 84 | 19,452 | 33,829 | — | 53,365 |
| Net income | — | — | 8,658 | — | 8,658 |
| Exercise of stock options—shares issued | 1 | 186 | — | — | 187 |
| Balances at December 31, 2000 | 85 | 19,638 | 42,487 | — | 62,210 |
| Components of comprehensive income: | | | | | |
| Net earnings | — | — | 10,071 | — | 10,071 |
| Unrealized loss on hedge, net of tax of $339 | — | — | — | (508) | (508) |
| Total comprehensive income | — | — | — | — | 9,563 |
| Exercise of stock options—shares issued | 1 | 823 | — | — | 824 |
| Balances at December 31, 2001 | $ 86 | $20,461 | $52,558 | $(508) | $72,597 |

See accompanying notes.

P.A.M. TRANSPORTATION SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Operating activities** | | | |
| Net income | $ 10,071 | $ 8,658 | $ 11,269 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 20,300 | 18,806 | 18,392 |
| Non-competition agreement amortization | 131 | 131 | 427 |
| Provision for deferred income taxes | 5,420 | 4,638 | 5,429 |
| (Gain) loss on sale or disposal of equipment | 886 | 285 | (301) |
| Changes in operating assets and liabilities, net of acquisition: | | | |
| Accounts receivable | (1,556) | (242) | 2,322 |
| Prepaid expenses and other assets | (763) | 592 | 563 |
| Income taxes refundable | 235 | (516) | (75) |
| Trade accounts payable | (3,927) | (295) | 920 |
| Accrued expenses | 648 | 400 | 609 |
| Net cash provided by operating activities | 31,445 | 32,457 | 39,555 |
| **Investing activities** | | | |
| Purchases of property and equipment | (47,515) | (30,732) | (51,480) |
| Proceeds from sale or disposal of equipment | 10,536 | 12,842 | 12,668 |
| Lease payments received on direct financing leases | 232 | 231 | 670 |
| Acquisition of business, net of cash acquired | — | — | (9,642) |
| Net cash used in investing activities | (36,747) | (17,659) | (47,784) |
| **Financing activities** | | | |
| Borrowings under line of credit | 278,147 | 196,472 | 199,508 |
| Repayments under line of credit | (258,197) | (191,295) | (195,559) |
| Borrowings of long-term debt | 7,943 | 4,384 | 24,179 |
| Repayments of long-term debt | (23,004) | (27,158) | (22,589) |
| Other | 824 | (273) | 284 |
| Net cash provided by (used in) financing activities | 5,713 | (17,870) | 5,823 |
| Net increase (decrease) in cash and cash equivalents | 411 | (3,072) | (2,406) |
| Cash and cash equivalents at beginning of year | 485 | 3,557 | 5,963 |
| Cash and cash equivalents at end of year | $ 896 | $ 485 | $ 3,557 |

See accompanying notes.

## 1. ACCOUNTING POLICIES

### Description of Business and Consolidation

P.A.M. Transportation Services, Inc. (the Company), through its subsidiaries, operates as a truckload motor carrier.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: P.A.M. Transport, Inc., P.A.M. Dedicated Services, Inc., Choctaw Express, Inc., Allen Freight Services, Inc., T.T.X., Inc., and Decker Transport Co., Inc. All significant intercompany accounts and transactions have been eliminated.

Majority ownership of the Company is held by an affiliate of another transportation company.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

### Accounts Receivable

Accounts receivable is presented net of an allowance for doubtful accounts of $1,514,000 and $656,000 at December 31, 2001 and 2000, respectively. The Company recorded bad debt expense of approximately $897,000, $29,000 and $29,000 for the years ending December 31, 2001, 2000 and 1999, respectively.

### Tire Purchases

Tires purchased with revenue equipment are capitalized as a cost of the related equipment. Replacement tires are included in other current assets and are amortized over a 24-month period. Amounts paid for the recapping of tires are expensed when incurred.

### Excess of Cost Over Net Assets Acquired

The excess of cost over net assets acquired, or goodwill, is being amortized on a straight-line basis over 25 years. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impaired. No reduction of goodwill was required in 2001, 2000, or 1999. See "Recent Accounting Pronouncements".

### Claims Liabilities

With respect to cargo loss, physical damage and auto liability, the Company maintains insurance coverage to protect it from certain business risks. These policies are with various carriers and have deductibles of $2,500 per occurrence. During 1998 the Company changed from being self-insured for workers' compensation coverage in Arkansas, Oklahoma, Mississippi and Florida with excess coverage maintained for claims exceeding $250,000, to being fully-insured for workers' compensation coverage in those states. The Company continues to be self-insured for workers' compensation coverage in Ohio with excess coverage maintained for claims exceeding $350,000. The Company has reserved for estimated losses to pay such claims as incurred as well as claims incurred but not reported. The Company has not experienced any adverse trends involving differences in claims experienced versus claims estimates for workers' compensation reserves. Letters of credit in the amounts of $100,000, $200,000, $250,000, and $100,000 are held by a bank as security for workers' compensation claims in Arkansas, Oklahoma, Mississippi, and Florida, respectively, and letters of credit aggregating $569,500 are held by a bank for auto liability claims.

### Revenue Recognition Policy

The Company recognizes revenue based upon relative transit time in each reporting period.

### Repairs and Maintenance

Repairs and maintenance costs are expensed as incurred.

### Property and Equipment

Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are reflected in the year of disposal. The following is a table reflecting estimated ranges of asset lives by major class of depreciable assets:

| Asset Class | Estimated Asset Life |
|---|---|
| Revenue Equipment | 3-7 years |
| Service Vehicles | 3-5 years |
| Office Furniture & Equipment | 3-7 years |
| Structures & Improvements | 5-30 years |

### Income Taxes

The Company applies the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS No. 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for expected future consequences of events that have been included in a company's financial statements or tax return. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates.

### Business Segment and Concentrations of Credit Risk

The Company operates in one business segment, motor carrier operations. The Company provides transportation services to customers throughout the United States and portions of Canada and Mexico. The Company performs ongoing credit evaluations and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.

In 2001, 2000 and 1999, one customer accounted for 40%, 33% and 30% of revenues, respectively. A second customer accounted for 8%, 10% and 9% of revenues in 2001, 2000 and 1999, respectively. The Company's largest customer is an automobile manufacturer. The Company also provides transportation services to other manufacturers who are suppliers for automobile manufacturers including the Company's largest customer. As a result, concentration of the Company's business within the automobile industry is greater than the concentration in a single customer. Of the Company's revenues for 2001, 2000 and 1999, 55%, 50% and 46%, respectively, were derived from transportation services provided to the automobile manufacturing industry.

### Compensation to Employees

Stock based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.*

### Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, (SFAS No. 133), which was amended by Statement of Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement No. 133* (SFAS No. 138). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138 amends the accounting and reporting standards for certain derivative instruments and certain hedging activities, including the normal purchases and normal sales exception.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998).

On January 1, 2001, the Company adopted SFAS No. 133. The Company had no transition adjustment as a result of adopting SFAS No. 133 on January 1, 2001 as the Company's only derivative instruments were entered into after January 1, 2001. (Note 10)

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (SFAS No. 141), and Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* (SFAS No. 142) and announced the approval for issuance of Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143).

SFAS No. 141 requires all business combinations completed after June 30, 2001, to be accounted for under the purchase method. This standard also establishes for all business combinations made after June 30, 2001, specific criteria for the recognition of intangible assets separately from goodwill. SFAS No. 141 also requires that the excess of the fair value of acquired assets over cost (negative goodwill) be recognized immediately as an extraordinary gain, rather than deferred and amortized. The Company will account for all future business combinations under SFAS No. 141.

SFAS No. 142 addresses the accounting for goodwill and other intangible assets after an acquisition. Goodwill and other intangibles that have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. All other intangible assets will continue to be amortized over their estimated useful lives. The Company adopted this statement on January 1, 2002. At that time, amortization of existing goodwill ceased on the unamortized portion of goodwill associated with acquisitions. This will have a favorable annual impact of approximately $243,000, net of tax. SFAS No. 142 also requires a new methodology for the testing of impairment of goodwill and other intangibles that have indefinite lives. During 2002, the Company will begin testing goodwill for impairment under the new rules, applying a fair-value-based test. At this time, the Company has not yet determined what impact, if any, the change in the required approach to impairment testing will have on either its financial position or results of operations.

SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. This standard becomes effective for fiscal years beginning after June 15, 2002. The Company will adopt the Statement effective January 1, 2003. At this time, the Company has not yet determined what impact, if any, the adoption of this Statement will have on either its financial position or results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*", for the disposal of a segment of a business. This Statement also amends ARB No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. At present, the Company is currently assessing but has not yet determined the complete impact, if any, that the adoption of SFAS No. 144 will have on its financial position and results of operations.

### Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year presentation. These reclassifications had no impact on net income.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 2. ACCRUED EXPENSES

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (thousands) | |
| Payroll | $1,607 | $1,266 |
| Accrued vacation | 911 | 784 |
| Taxes | 1,575 | 1,654 |
| Interest | 159 | 195 |
| Driver escrows | 803 | 818 |
| Insurance | 1,852 | 1,652 |
| Current portion of non-competition agreements | — | 131 |
| Self-insurance claims reserves | 1,815 | 1,574 |
| | $8,722 | $8,074 |

## 3. LONG-TERM DEBT

Long-term debt consists of the following:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (thousands) | |
| Equipment financings (1) | $32,883 | $47,496 |
| Line of credit with a bank, due May 31, 2003 and collateralized by accounts receivable (2) | 9,076 | 4,127 |
| Line of credit with a bank, due November 30, 2003 and collateralized by revenue equipment (3) | 20,000 | 5,000 |
| Note payable (4) | 1,810 | 2,602 |
| Other (5) | 946 | 601 |
| | 64,715 | 59,826 |
| Less current maturities | 17,692 | 17,753 |
| | $47,023 | $42,073 |

(1) Equipment financings consist of installment obligations for revenue and service equipment purchases, payable in various monthly installments through 2005, at a weighted average interest rate of 6.32% and collateralized by equipment with a net book value of approximately $41.9 million at December 31, 2001.

(2) The line of credit agreement with a bank provides for maximum borrowings of $20.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the first day of the month plus 1.40%. The Company was in compliance with all provisions of the agreement at December 31, 2001.

(3) The line of credit agreement with a bank provides for maximum borrowings of $20.0 million and contains certain restrictive covenants that must be maintained by the Company on a consolidated basis. Borrowings on the line of credit are at an interest rate of LIBOR as of the last day of the previous month plus 1.15%. The Company was in compliance with all provisions of the agreement at December 31, 2001.

(4) 6.0% note to the former owner of Decker Transport Company, Inc., payable in monthly installments of $77,216 through January 2004 and secured by a letter of credit from a bank in the amount of $1,300,000.

(5) Various notes with interest rates ranging from 6.0% to 8.0% payable in monthly installments through December 2005.

Scheduled annual maturities on long-term debt outstanding at December 31, 2001 are:

| | (thousands) |
|---|---|
| 2002 | $17,692 |
| 2003 | 40,379 |
| 2004 | 4,140 |
| 2005 | 2,504 |
| 2006 | — |
| | $64,715 |

Interest payments of approximately $4.5 million, $5.1 million, and $5.5 million were made during 2001, 2000 and 1999, respectively.

## 4. INCOME TAXES

Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets are as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (thousands) | |
| Deferred tax liabilities: | | |
| Property and equipment | $32,863 | $29,301 |
| Prepaid expenses | 1,975 | 1,722 |
| Total deferred tax liabilities | 34,838 | 31,023 |
| Deferred tax assets: | | |
| Alternative minimum tax credit | 3,345 | 4,785 |
| Investment credit carryovers | — | 355 |
| Allowance for doubtful accounts | 575 | 249 |
| Vacation reserves | 346 | 297 |
| Self-insurance reserves | 1,396 | 1,225 |
| Non-competition agreement | 505 | 515 |
| Other | 461 | 200 |
| Total deferred tax assets | 6,628 | 7,626 |
| Net deferred tax liabilities | $28,210 | $23,397 |

The reconciliation between the effective income tax rate and the statutory Federal income tax rate is presented in the following table:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (thousands) | |
| Income tax at the statutory Federal rate of 34% | $5,709 | $4,879 | $6,394 |
| Nondeductible expenses | 338 | 311 | 330 |
| State income taxes | (98) | (195) | (82) |
| Other | (130) | (336) | (255) |
| Federal income taxes | 5,819 | 4,659 | 6,387 |
| State income taxes | 902 | 1,035 | 1,149 |
| Total income taxes | $6,721 | $5,694 | $7,536 |
| Effective tax rate | 40.0% | 39.7% | 40.1% |

The current income tax provision consists of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (thousands) | |
| Federal | $ 951 | $ 656 | $1,866 |
| State | 350 | 400 | 241 |
| | $1,301 | $1,056 | $2,107 |

The Company has alternative minimum tax credits of approximately $3.3 million at December 31, 2001, which carryover indefinitely.

Income taxes paid totaled approximately $1,100,000, $1,100,000 and $2,200,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

## 5. SHAREHOLDERS' EQUITY

The Company maintains an incentive stock option plan and a nonqualified stock option plan for the issuance of options to directors, officers, key employees and others. The option price under these plans is the fair market value of the stock at the date the options were granted, ranging from $6.00 to $10.63 as of December 31, 2001. At December 31, 2001, approximately 625,000 shares were available for granting future options.

Outstanding incentive stock options at December 31, 2001, must be exercised within six years from the date of grant and vest in increments of 20% each year. Outstanding nonqualified stock options at December 31, 2001 must be exercised within five to six years and certain nonqualified options may not be exercised within one year of the date of grant.

Transactions in stock options under these plans are summarized as follows:

| | Shares Under Option | Price Range |
|---|---|---|
| Outstanding at December 31, 1998 | 326,050 | $2.38-$10.63 |
| Granted | 55,000 | $8.63-$10.25 |
| Exercised | (115,000) | $2.38-$6.00 |
| Canceled | (1,050) | $2.38 |
| Outstanding at December 31, 1999 | 265,000 | $5.75-$10.63 |
| Granted | 10,000 | $9.13 |
| Exercised | (29,700) | $5.75-$6.75 |
| Canceled | (5,000) | $7.38-$9.13 |
| Outstanding at December 31, 2000 | 240,300 | $5.75-$10.63 |
| Granted | 8,000 | $8.25 |
| Exercised | (142,300) | $5.75-$7.38 |
| Canceled | (1,000) | $7.38 |
| Outstanding at December 31, 2001 | 105,000 | $6.00-$10.63 |
| Options exercisable at December 31, 2001 | 81,000 | |

The following is a summary of stock options outstanding as of December 31, 2001:

| Options Outstanding | Option Exercise Price | Weighted Average Remaining Years | Options Exercisable |
|---|---|---|---|
| 2,000 | $ 6.50 | .4 | 2,000 |
| 1,000 | $ 6.00 | 1.2 | 1,000 |
| 3,000 | $10.63 | 2.2 | 3,000 |
| 30,000 | $ 9.25 | 2.5 | 24,000 |
| 8,000 | $ 8.63 | 3.2 | 8,000 |
| 45,000 | $10.25 | 3.6 | 27,000 |
| 8,000 | $ 9.13 | 4.2 | 8,000 |
| 8,000 | $ 8.25 | 5.2 | 8,000 |
| 105,000 | | | 81,000 |

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (thousands) | |
| Net income: | | | |
| As reported | $10,071 | $8,658 | $11,269 |
| Pro forma | $10,023 | $8,542 | $11,076 |
| Earnings per share as reported: | | | |
| Basic | $ 1.18 | $ 1.02 | $ 1.34 |
| Diluted | $ 1.18 | $ 1.02 | $ 1.33 |
| Pro forma earnings per share: | | | |
| Basic | $ 1.18 | $ 1.01 | $ 1.32 |
| Diluted | $ 1.18 | $ 1.00 | $ 1.31 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used during the periods above: dividend yield of 0%; expected volatility range of 31.63% to 76.64%; risk-free interest rate range of 4.74% to 7.02%; and expected lives of five years.

## 6. EARNINGS PER SHARE

The Company applies Statement of Financial Accounting Standards No. 128, *Earnings Per Share*, for computing and presenting earnings per share. Basic earnings per common share were computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per common share were calculated as follows:

| | For the Year Ended December 31, 2001 | | |
|---|---|---|---|
| | Income | Shares | Per Share Amount |
| | (thousands, except per share data) | | |
| Basic earnings per share | | | |
| Net income | $10,071 | 8,522 | $1.18 |
| Options issued | | 28 | |
| Diluted earnings per share | | | |
| Net income | $10,071 | 8,550 | $1.18 |

| | For the Year Ended December 31, 2000 | | |
|---|---|---|---|
| | Income | Shares | Per Share Amount |
| | (thousands, except per share data) | | |
| Basic earnings per share | | | |
| Net income | $8,658 | 8,455 | $1.02 |
| Options issued | | 63 | |
| Diluted earnings per share | | | |
| Net income | $8,658 | 8,518 | $1.02 |

| | For the Year Ended December 31, 1999 | | |
|---|---|---|---|
| | Income | Shares | Per Share Amount |
| | (thousands, except per share data) | | |
| Basic earnings per share | | | |
| Net income | $11,269 | 8,393 | $1.34 |
| Options issued | | 95 | |
| Diluted earnings per share | | | |
| Net income | $11,269 | 8,488 | $1.33 |

## 7. PROFIT SHARING PLAN

P.A.M. Transport, Inc. sponsors a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deductible contributions to the plan. The plan provides for employer matching contributions of 50% of each participant's voluntary contribution up to 3% of the participant's compensation. Total employer matching contributions to the plan totaled approximately $225,000, $255,000 and $200,000 in 2001, 2000 and 1999, respectively.

## 8. COMMITMENTS AND CONTINGENCIES

The Company is not a party to any pending legal proceedings which management believes to be material to the financial position or results of operations of the Company. The Company maintains liability insurance against risks arising out of the normal course of its business.

## 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents—The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Long-term debt—The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Lines of credit—The carrying amount for the line of credit approximates fair value.

Interest hedges—The fair value of all hedging financial instruments is the amount at which they could be settled, based on estimates determined by dealers.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Cash and cash equivalents | $ 896 | $ 896 | $ 485 | $ 485 |
| Long-term debt | 35,639 | 35,583 | 50,699 | 50,305 |
| Lines of credit | 29,076 | 29,076 | 9,127 | 9,127 |
| Interest hedges | 847 | 847 | — | — |

## 10. DERIVATIVES AND HEDGING ACTIVITIES

Effective February 28, 2001, the Company entered into an interest rate swap agreement on a notional amount of $15,000,000. The pay fixed rate under the swap is 5.08%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on March 2, 2006. Effective May 31, 2001 the Company entered into an interest rate swap agreement on a notional amount of $5,000,000. The pay fixed rate under the swap is 4.83%, while the receive floating rate is "1-month" LIBOR. This interest rate swap agreement terminates on June 2, 2006.

The Company designates both of these interest rate swaps as cash flow hedges of its exposure to variability in future cash flows resulting from interest payments indexed to "1-month" LIBOR. Changes in future cash flows from the interest rate swaps will offset changes in interest rate payments on the first $20,000,000 of the Company's current revolving credit facility or future "1-month" LIBOR based borrowings that reset on the second London Business Day prior to the start of the next interest period. The hedge locks the interest rate at 5.08% or 4.83% plus the pricing spread (currently 1.15%) for the notional amounts of $15,000,000 and $5,000,000, respectively.

These interest rate swap agreements meet the specific hedge accounting criteria. The measurement of hedge effectiveness is based upon a comparison of the floating-rate leg of the swap and the hedged floating-rate cash flows on the underlying liability. The effective portion of the cumulative gain or loss has been reported as a component of accumulated other comprehensive loss in shareholders' equity and will be reclassified into current earnings by June 2, 2006, the latest termination date for all current swap agreements. At December 31, 2001, the net after tax deferred hedging loss in accumulated other comprehensive loss was approximately $508,000. There was no ineffectiveness recorded during 2001. At December 31, 2001, approximately $150,000 of the amount in accumulated other comprehensive loss is expected to be reclassified into earnings during 2002.

## 11. SUBSEQUENT EVENTS

On January 18, 2002, the Company signed a non-binding letter of intent to acquire for cash certain assets of a transportation brokerage company. The transaction is subject to completion of a due diligence investigation, negotiation and execution of a definite agreement and receipt of certain regulatory approvals.

On February 20, 2002, the Company filed a registration statement on Form S-2 under the Securities Act of 1933, to register 3,475,000 shares of the Company's common stock to be sold in a secondary offering.

## 12. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The tables below present quarterly financial information for 2001 and 2000:

| | 2001 Three Months Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (thousands, except per share data) | | | |
| Operating revenues | $58,406 | $57,462 | $53,662 | $56,264 |
| Operating expenses | 52,861 | 51,502 | 49,192 | 50,970 |
| Operating income | 5,545 | 5,960 | 4,470 | 5,294 |
| Other expenses—net | 1,147 | 1,159 | 1,148 | 1,023 |
| Income taxes | 1,759 | 1,916 | 1,320 | 1,726 |
| Net income | $ 2,639 | $ 2,885 | $ 2,002 | $ 2,545 |
| Net income per common share: | | | | |
| Basic | $ .31 | $ .34 | $ .23 | $ .30 |
| Diluted | $ .31 | $ .34 | $ .23 | $ .30 |
| Average common shares outstanding: | | | | |
| Basic | 8,474 | 8,484 | 8,525 | 8,607 |
| Diluted | 8,519 | 8,526 | 8,537 | 8,617 |

| | 2000 Three Months Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| | (thousands, except per share data) | | | |
| Operating revenues | $54,147 | $53,034 | $47,100 | $50,964 |
| Operating expenses | 49,253 | 46,965 | 43,749 | 45,878 |
| Operating income | 4,894 | 6,069 | 3,351 | 5,086 |
| Other expenses—net | 1,354 | 1,368 | 1,184 | 1,142 |
| Income taxes | 1,412 | 1,881 | 823 | 1,578 |
| Net income | $ 2,128 | $ 2,820 | $ 1,344 | $ 2,366 |
| Net income per common share: | | | | |
| Basic | $ .25 | $ .33 | $ .16 | $ .28 |
| Diluted | $ .25 | $ .33 | $ .16 | $ .28 |
| Average common shares outstanding: | | | | |
| Basic | 8,440 | 8,444 | 8,465 | 8,470 |
| Diluted | 8,515 | 8,515 | 8,525 | 8,520 |

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

No response is required to this item.

## PART III

Except as to information with respect to executive officers, which is contained in a separate heading under Item 1 to this Form 10-K, the information required by Part III of Form 10-K is, pursuant to General Instruction G (3) of Form 10-K, incorporated by reference from our definitive proxy statement to be filed pursuant to Regulation 14A for our Annual Meeting of Stockholders to be held on May 2, 2002. We will, within 120 days of the end of our fiscal year, file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A.

Item 10. Directors and Executive Officers of the Registrant.

The information responsive to this item is incorporated by reference from the section entitled "Election of Directors" contained in the proxy statement.

Item 11. Executive Compensation.

The information responsive to this item is incorporated by reference from the section entitled "Executive Compensation" contained in the proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information responsive to this item is incorporated by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" contained in the proxy statement.

Item 13. Certain Relationships and Related Transactions.

The information responsive to this item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" contained in the proxy statement.

## PART IV

### Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) 1. Financial Statements and Auditors' Report.

The following financial statements and auditors' report have been filed in response to Item 8 in Part II of this report:

Report of Independent Public Accountants

Consolidated Balance Sheets - December 31, 2001 and 2000

Consolidated Statements of Income - Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Shareholders' Equity - Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows - Years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

(a) 2. Financial Statement Schedules.

The following supporting financial statement schedule is filed with this report:

II - Valuation and Qualifying Accounts - Years Ended December 31, 2001, 2000 and 1999

All other schedules are omitted as the required information is inapplicable, or the information is presented in the consolidated financial statements or related notes.

(a) 3. Exhibits.

The Exhibit Index filed herewith and appearing immediately following the signature page hereto is incorporated by reference in response to this Item.

(b) Reports on Form 8-K.

A Current Report on Form 8-K was filed on October 23, 2001 regarding a press release issued to announce our third quarter 2001 results. No other reports on Form 8-K were filed during the fourth quarter ended December 31, 2001.

SCHEDULE II

P.A.M. TRANSPORTATION SERVICES, INC.

VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2001, 2000 and 1999

| | | ADDITIONS | | | |
|---|---|---|---|---|---|
| Description | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts | Deductions | Balance at End of Period |
| 2001 – Allowance for doubtful accounts | $656,432 | $897,872 | -- | 39,348 | $1,514,956 |
| 2000 – Allowance for doubtful accounts | 655,043 | -- | 1,389 | -- | 656,432 |
| 1999 – Allowance for doubtful accounts | 579,333 | -- | 75,710 | -- | 655,043 |

## SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.A.M. TRANSPORTATION SERVICES, INC.

| | | |
|---|---|---|
| Dated: February 28, 2002 | By: | /s/ Robert W. Weaver<br>ROBERT W. WEAVER<br>President and Chief Executive Officer<br>(principal executive officer) |
| Dated: February 28, 2002 | By: | /s/ Larry J. Goddard<br>LARRY J. GODDARD, Vice President – Finance, Chief Financial Officer, Secretary and Treasurer<br>(principal financial and accounting officer) |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

P.A.M. TRANSPORTATION SERVICES, INC.

| | | |
|---|---|---|
| Dated: February 28, 2002 | By: | /s/ Robert W. Weaver<br>ROBERT W. WEAVER, President and Chief Executive Officer, Director |
| Dated: February 28, 2002 | By: | /s/ Matthew T. Moroun<br>MATTHEW T. MOROUN, Director |
| Dated: February 28, 2002 | By: | /s/ Daniel C. Sullivan<br>DANIEL C. SULLIVAN, Director |
| Dated: February 28, 2002 | By: | /s/ Charles F. Wilkins<br>CHARLES F. WILKINS, Director |
| Dated: February 28, 2002 | By: | /s/ Frederick P. Calderone<br>FREDERICK P. CALDERONE, Director |

## EXHIBIT INDEX

The following exhibits are filed with or incorporated by reference into this report. The exhibits which are denominated by an asterisk (*) were previously filed as a part of, and are hereby incorporated by reference from either (i) the Form S-1 Registration Statement under the Securities Act of 1933, as filed with the Securities and Exchange Commission on July 30, 1986, Registration No. 33-7618, as amended on August 8, 1986, September 3, 1986 and September 10, 1986 ("1986 S-1"); (ii) the Annual Report on Form 10-K for the year ended December 31, 1987 ("1987 10-K"); (iii) the Annual Report on Form 10-K for the year ended December 31, 1992 ("1992 10-K"); (iv) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 ("6/30/94 10-Q"); (v) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 ("6/30/95 10-Q"); (vi) the Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (9/30/96 10-Q); (vii) the Annual Report on Form 10-K for the year ended December 31, 1996 ("1996 10-K"); or (viii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 ("6/30/98 10-Q").

| Exhibit # | | Description of Exhibit |
|---|---|---|
| *3.1 | --- | Amended and Restated Certificate of Incorporation of the Registrant (Exh. 3.1, 1986 S-1) |
| *3.1.1 | --- | Amendment to Certificate of Incorporation dated June 24, 1987 (Exh. 3.1.1, 1987 10-K) |
| *3.2 | --- | Amended and Restated By-Laws of the Registrant (Exh. 3.2, 1986 S-1) |
| *3.2.1 | --- | Amendment to Article I, Section 3 of Bylaws of Registrant (Exh. 3.2.1, 1986 S-1) |
| *3.2.2 | --- | Amendments to Bylaws of Registrant adopted May 7, 1987 (Exh. 3.2.2, 1987 10-K) |
| *3.2.3 | --- | Amendments to Bylaws of Registrant adopted January 4, 1993 (Exh. 3.2.3, 1992 10-K) |
| *4.1 | --- | Specimen Stock Certificate (Exh. 4.1, 1986 S-1) |
| *4.2 | --- | Loan Agreement dated July 26, 1994 among First Tennessee Bank National Association, Registrant and P.A.M. Transport, Inc. together with Promissory Note (Exh. 4.1, 6/30/94 10-Q) |
| *4.2.1 | --- | Security Agreement dated July 26, 1994 between First Tennessee Bank National Association and P.A.M. Transport, Inc. (Exh. 4.2, 6/30/94 10-Q) |
| *4.3 | --- | First Amendment to Loan Agreement dated June 27, 1995 by and among P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $2,500,000 (Exh. 4.1.1, 6/30/95 10-Q) |
| *4.3.1 | --- | First Amendment to Security Agreement dated June 28, 1995 by and between P.A.M. Transport, Inc. and First Tennessee Bank National Association (Exh. 4.2.2, 6/30/95 10-Q) |
| *4.3.2 | --- | Security Agreement dated June 27, 1995 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 6/30/95 10-Q) |
| *4.3.3 | --- | Guaranty Agreement of P.A.M. Transportation Services, Inc. dated June 27, 1995 in favor of First Tennessee Bank National Association respecting $10,000,000 line of credit (Exh. 4.1.4, 6/30/95 10-Q) |
| *4.4 | --- | Second Amendment to Loan Agreement dated July 3, 1996 by and among P.A.M. Transport, Inc., First Tennessee Bank National Association and P.A.M. Transportation Services, Inc., together with Promissory Note in the principal amount of $5,000,000 (Exh. 4.1.1, 9/30/96 10-Q) |

| | | |
|---|---|---|
| *4.4.1 | --- | Second Amendment to Security Agreement dated July 3, 1996 by and between P.A.M. Transport, Inc. and First Tennessee National Bank Association (Exh. 4.1.2, 9/30/96 10-Q) |
| *4.4.2 | --- | First Amendment to Security Agreement dated July 3, 1996 by and between Choctaw Express, Inc. and First Tennessee Bank National Association (Exh. 4.1.3, 9/30/96 10-Q) |
| *4.4.3 | --- | Security Agreement dated July 3, 1996 by and between Allen Freight Services, Inc. and First Tennessee Bank National Association (Exh. 4.1.4, 9/30/96 10-Q) |
| 4.5.1 | --- | Loan Agreement dated as of 11/22/00 by and between P.A.M. Transport, Inc. and SunTrust Bank |
| 4.5.2 | --- | Revolving Credit Note dated 11/22/00 |
| 4.5.3 | --- | Security Agreement by and between P.A.M. Transport, Inc. and SunTrust Bank |
| 4.5.4 | --- | First Amendment to Loan Agreement, Revolving Credit Note and Security Deposit |
| | --- | No other long-term debt instrument of the Registrant or its subsidiaries authorizes indebtedness exceeding 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis and the Registrant hereby undertakes to provide the Commission upon request with any long-term debt instrument not filed herewith. |
| *10.1 | --- | Employment Agreement between the Registrant and Robert W. Weaver, dated July 1, 1998 (Exh. 10.1, 6/30/98 10-Q) |
| 10.1.1 | --- | Employment Agreement between the Registrant and Robert W. Weaver, effective July 1, 2002 |
| 10.2 | --- | Employment Agreement between the Registrant and W. Clif Lawson, dated January 1, 2002 |
| 10.3 | --- | Employment Agreement between the Registrant and Larry J. Goddard, dated January 1, 2002 |
| *10.4 | --- | 1995 Stock Option Plan, effective June 29, 1995 (Exh. 10.6, 1996 10-K) |
| 10.5 | --- | Interest rate swap agreement, dated March 1, 2001 |
| 10.6 | --- | Interest rate swap agreement dated June 1, 2001 |
| 21.1 | --- | Subsidiaries of the Registrant |
| 23.1 | --- | Consent of Arthur Andersen LLP |

[This Page Intentionally Left Blank]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

Commission file number: 0-15057

P.A.M. TRANSPORTATION SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware
*(State or other jurisdiction of incorporation or organization)*

71-0633135
*(I.R.S. Employer Identification No.)*

Highway 412 West, P.O. Box 188, Tontitown, Arkansas
(Address of principal executive offices)

72770
(Zip Code)

(479) 361-9111
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.01 per share

This is Amendment No. 1 to the 2001 Form 10-K and is dated March 18, 2002.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Documents Incorporated by Reference: None.

The Following Items are Amended: Items 10, 11, 12 and 13.

Item 10. Directors and Executive Officers of the Registrant.

Our Board of Directors is presently composed of the following persons:

Robert W. Weaver, age 51, is one of our co-founders. He has over 19 years of experience with our company and has served as our Chief Executive Officer since 1990.

Daniel C. Sullivan, age 61, has been a practicing attorney, specializing in transportation law, for more than ten years. Mr. Sullivan is currently a member of the firm of Sullivan, Hincks & Conway, Oak Brook, Illinois. Mr. Sullivan has served as a director since June 1986.

Matthew T. Moroun, age 29, has been a director and manager of Liberty Bell Agency, an insurance claims adjustment company, since 1994, and since 1995 has been Chairman of the Board of DuraRock Reinsurance, Ltd., a reinsurance company. Mr. Moroun has also served as a director of CenTra, Inc., a transportation holding company based in Warren, Michigan since 1993. Mr. Moroun has served as a director of P.A.M. since May 1992.

Charles F. Wilkins, age 63, retired in January 1995 after 34 years of employment with Ford Motor Company, and since January 1995 has been self-employed as a transportation consultant. He served in various positions with Ford Motor Company in transportation management, including three years of service as Traffic Manager in Europe. Mr. Wilkins retired from the position of Director, Transportation and Traffic Office, in which he had served since 1990. Mr. Wilkins has been a member of the National Motor Carrier Advisory Committee of the Federal Highway Administration and was previously active in the National Industrial Transportation League as Chairman of the Audit Committee and Third Vice Chairman. Mr. Wilkins is currently an associate member of the American Society of Transportation and Logistics and a member of the Council of Logistics Management. Mr. Wilkins has served as a director of P.A.M. since June 1995.

Frederick P. Calderone, age 51, has served as a Vice President of CenTra, Inc. for the past 15 years. Prior to joining CenTra, Mr. Calderone was a partner with Deloitte, Haskins, & Sells, Certified Public Accountants (now Deloitte & Touche LLP). Mr. Calderone is a certified public accountant and an attorney. Mr. Calderone has served as a director since May 1998.

Members of our Board of Directors are elected annually to serve until the next annual meeting of stockholders or until their successors are elected and qualified. Directors are elected by a plurality of the votes of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Information regarding our executive appears under the caption "Executive Officers" in Item 1 of our Form 10-K filed March 1, 2002, which is amended hereby.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC reports of changes in ownership of our common stock held by such persons. Executive officers, directors and greater than 10% stockholders are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, during the year ended December 31, 2001, our officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to them except that Mr. Moroun inadvertently failed to timely file a Form 4 relating to a purchase of the company's common stock, and Mr. Weaver inadvertently failed to file two Form 4's relating to his charitable donations of shares of common stock.

Item 11. Executive Compensation

The following table provides certain summary information concerning compensation paid to or accrued on behalf of each of our executive officers for the years ended December 31, 2001, 2000 and 1999.

Summary Compensation Table

| Name and Principal Position | Annual Compensation | | | All Other Compensation[2] |
|---|---|---|---|---|
| | Year | Salary | Bonus[1] | |
| Robert W. Weaver | 2001 | $387,500 | $131,810 | $ — |
| President and Chief | 2000 | 362,500 | 95,475 | 2,550 |
| Executive Officer; Director | 1999 | 343,500 | 70,000 | — |
| W. Clif Lawson | 2001 | $204,000 | $68,930 | $2,550 |
| Executive Vice President | 2000 | 186,680 | 49,438 | 2,500 |
| and Chief Operating Officer | 1999 | 171,680 | 35,836 | 1,625 |
| Larry J. Goddard | 2001 | $167,500 | $57,667 | $2,450 |
| Vice President of Finance, | 2000 | 150,000 | 41,373 | 2,550 |
| Chief Financial Officer and Secretary/Treasurer | 1999 | 137,500 | 30,000 | 2,253 |

(1) Amounts shown for 2000 and 2001 represent bonuses accrued on behalf of the executive officer during the respective year, which are payable over a three-year period.
(2) Represents amounts contributed by P.A.M. pursuant to its 401(k) Plan.

Employment Agreements

We entered into an employment agreement with Robert W. Weaver effective July 1, 1998, which will expire in July 2002. Mr. Weaver's present annual base salary pursuant to the agreement is $400,000. Mr. Weaver was granted an option upon execution of the agreement to purchase 30,000 shares of common stock. Under the terms of the agreement, Mr. Weaver participates in bonus programs as authorized by the Board of Directors and is provided an automobile.

We have entered into a new three-year employment contract with Mr. Weaver that will become effective July 1, 2002 upon the expiration of the term of his present employment agreement. We have also entered into employment agreements with W. Clif Lawson, our Executive Vice President and Chief Operating Officer, and Larry J. Goddard, our Vice President of Finance and Chief Financial Officer, with terms commencing January 1, 2002 and ending on June 30, 2004 and December 31, 2004, respectively. Under these employment agreements, each of the executives receives a minimum annual base salary that increases throughout the term of his respective agreement. Mr. Weaver's base salary ranges from $415,000 to $445,000, Mr. Lawson's base salary ranges from $214,000 to $234,000, and Mr. Goddard's base salary ranges from $175,000 to $195,000. The base salaries may be increased at any time in the sole discretion of the Board of Directors, and the executives are also entitled to receive discretionary bonuses from time to time as may be determined by the Board. Each agreement provides that if the executive is terminated due to medical disability, he shall continue to receive his then current base salary for a period of twelve months, and if the executive is terminated without cause, he will be entitled to receive all compensation due under the respective agreement for the remainder of the term of the agreement. Each agreement contains a three-year confidentiality provision and a one-year non-competition provision. Each agreement may be extended at the company's option for an additional one-year period. If the option is exercised, Messrs. Weaver, Lawson and Goddard will be entitled to annual base salaries during the extension period of $460,000, $244,000 and $205,000, respectively.

### Compensation Committee Interlocks and Insider Participation

Matthew T. Moroun, a member of the Board of Directors and our largest stockholder, is the controlling stockholder and a director of CenTra, Inc., a transportation holding company based in Warren, Michigan. During 2001, we received payments from certain subsidiaries of CenTra in the aggregate amount of $568,074 for transporting freight. We also made payments to certain subsidiaries of CenTra during 2001 in the aggregate amount of $1,324,041. These payments related to tire purchases and road services ($1,139,829), and other miscellaneous services or expenses ($184,212).

We believe that each of the above transactions was entered into on terms as favorable to us as could have been obtained from unaffiliated third parties, at the time such transactions were negotiated.

### Fiscal Year-End Option Values

The following table sets forth information regarding the number and aggregate dollar value of unexercised options held by our executive officers at December 31, 2001. No options were granted to or exercised by any executive officers during 2001.

| | Number of Securities Underlying Unexercised Options at Fiscal Year-End | Value of Unexercised In-the-Money Options at Fiscal Year-End[1] |
|---|---|---|
| Name | Exercisable / Unexercisable | Exercisable / Unexercisable |
| Robert W. Weaver | 30,000 / 0 | $102,900 / $0 |
| Larry J. Goddard | 0 / 0 | – |
| W. Clif Lawson | 0 / 0 | – |

(1) Dollar values were calculated by determining the difference between the fair market value ($12.68 per share at December 31, 2001) and the options' respective exercise prices, multiplied by the number of shares underlying the respective options. An option is "in-the-money" if the market value of the common stock underlying the option exceeds the option's exercise price.

### Compensation of Directors

Non-employee directors are currently paid $6,000 per year and $1,000 per Board or committee meeting attended, and are reimbursed for their expenses in attending such meetings. Directors who are also employees of P.A.M. are not additionally compensated for their services as members of the Board of Directors.

also employees of P.A.M. are not additionally compensated for their services as members of the Board of Directors.

Pursuant to automatic grant provisions under our Non-Qualified Stock Option Plan, on March 2 of each year, each non-employee director is granted an option to purchase 2,000 shares of our common stock at an exercise price equal to the fair market value of our stock on the date of grant. During 2001, options were granted to our four non-employee directors, covering an aggregate of 8,000 shares of common stock at a per share exercise price of $20.79.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of March 15, 2002, information concerning ownership of our common stock by our directors and executive officers, both individually and as a group, and by each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common stock.

Unless otherwise indicated, each person has sole voting and investment power with respect to shares shown as beneficially owned by such person. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to presently exercisable options held by the person. The percentage of our common stock beneficially owned by a person has been calculated assuming that the person has exercised all presently exercisable options the person holds and that no other persons exercised any options.

| Beneficial Owner | Shares Beneficially Owned[1] | Percent of Class[1] |
|---|---|---|
| Matthew T. Moroun | 5,662,713[2] | 65.6% |
| Robert W. Weaver | 330,428[3] | 3.8% |
| Daniel C. Sullivan | 22,000[4] | * |
| Charles F. Wilkins | 11,000[4] | * |
| Frederick P. Calderone | 8,000[5] | * |
| W. Clif Lawson | 83,000[6] | 1.0% |
| Larry J. Goddard | 82,313 | 1.0% |
| FMR Corporation | 846,600[7] | 9.8% |
| Directors and executive officers as a group (7 persons) | 6,196,454[8] | 71.3% |

* Less than 1%.

(1) P.A.M. has filed a Registration Statement with the Securities and Exchange Commission in connection with the proposed issuance and sale of up to 3,996,250 shares of common stock by P.A.M. (including up to 521,250 shares to be issued upon the exercise by the underwriters of an over-allotment option) and 1,375,000 shares to be sold by certain selling stockholders, including Messrs. Moroun, Weaver, Lawson and Goddard, who plan to sell 1,200,000 shares, 50,000 shares, 30,000 shares and 20,000 shares, respectively. Following completion of the offering, Messrs. Moroun and Weaver would beneficially own 41.6% and 2.6% of the issued and outstanding shares of P.A.M., respectively, and Messrs. Lawson and Goddard would each beneficially own less than 1% of the outstanding shares.

(2) Represents 2,561,713 shares owned directly, 9,000 shares subject to presently exercisable options and 3,092,000 shares held in a trust of which Mr. Moroun is a co-trustee and a beneficiary (the "Moroun Trust"). Norman E. Harned is co-trustee with Matthew T. Moroun of the Moroun Trust and may therefore be deemed to beneficially

own the shares held by the Moroun Trust. The business address of each of Messrs. Moroun and Harned is 12225 Stephens Road, Warren, Michigan 48091.

(3) Includes 30,000 shares subject to presently exercisable options.

(4) Includes 9,000 shares subject to presently exercisable options.

(5) Shares subject to presently exercisable options.

(6) Includes 1,500 shares held in a trust of which Mr. Lawson is trustee and his sister is the trust beneficiary, and 1,500 shares held by Mr. Lawson as custodian.

(7) Based upon a Schedule 13G dated February 14, 2002 filed by FMR Corp. which indicates that it has the sole power to dispose of the shares. The Schedule 13G indicates that shares are held by the Fidelity Low Price Stock Fund, a registered investment company, for which FMR Corp. acts as investment adviser. We make no representation as to the accuracy or completeness of the information reported. The address of FMR is 82 Devonshire Street, Boston, Massachusetts 02109.

(8) Includes 65,000 shares subject to presently exercisable options.

Item 13. Certain Relationships and Related Transactions.

Matthew T. Moroun, a member of the Board of Directors and our largest stockholder, is the controlling stockholder and a director of CenTra, Inc., a transportation holding company based in Warren, Michigan. During 2001, we received payments from certain subsidiaries of CenTra in the aggregate amount of $568,074 for transporting freight. We also made payments to certain subsidiaries of CenTra during 2001 in the aggregate amount of $1,324,041. These payments related to tire purchases and road services ($1,139,829), and other miscellaneous services or expenses ($184,212).

We believe that each of the above transactions was entered into on terms as favorable to us as could have been obtained from unaffiliated third parties, at the time such transactions were negotiated.

SIGNATURE

In accordance with Section 13 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

P.A.M. TRANSPORTATION SERVICES, INC.

By: /s/ Larry J. Goddard
Larry J. Goddard, Chief Financial Officer

Date: March 15, 2002

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## Directors

Robert W. Weaver
*President and Chief Executive Officer*
*P.A.M. Transportation Services, Inc.*

Daniel C. Sullivan
*Attorney at Law*
*Sullivan, Hincks & Conway*
*Chicago, Illinois*

Matthew T. Moroun
*Director*
*CenTra, Inc.*
*(Transportation holding company)*
*Warren, Michigan;*
*Director and Manager of Liberty Bell Agency*
*(Insurance claims adjustment company);*
*Chairman of the Board of DuraRock*
*Reinsurance, Ltd. (Reinsurance company)*

Charles F. Wilkins
*Retired (from Ford Motor Company)*
*Self-Employed Transportation Consultant*
*Brighton, Michigan*

Frederick P. Calderone
*Vice President*
*CenTra, Inc.*
*(Transportation holding company)*
*Warren, Michigan*

## Executive Officers

Robert W. Weaver
*President and Chief Executive Officer*

W. Clif Lawson
*Executive Vice President and*
*Chief Operating Officer*

Larry J. Goddard
*Vice President – Finance*
*Chief Financial Officer,*
*Secretary and Treasurer*

## 10-K Information

Additional information is included in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Copies of Form 10-K are available at no charge to stockholders upon written request to:

Larry J. Goddard
P.A.M. Transportation Services, Inc.
P.O. Box 188
Tontitown, Arkansas 72770

## Corporate Headquarters

Highway 412 West
P.O. Box 188
Tontitown, Arkansas 72770
(479) 361-9111

## Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held at 9:00 a.m., local time, Thursday, May 2, 2001, at the Ritz-Carlton Golf Resort, 2600 Tiburon Drive, Naples, Florida 34109.

## Transfer Agent and Registrar

Securities Transfer Corporation
16910 Dallas Parkway
Suite 100
Dallas, Texas 75248

## General Counsel

Smith, Gambrell & Russell, LLP
Atlanta, Georgia

## Common Stock

The Company's common stock is traded on the Nasdaq National Market under the trading symbol PTSI.